Exhibit 12.1

GTx, Inc.
Computation of Deficiency of Earnings Available to Cover Fixed Charges
(unaudited — $ in thousands)

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002

Loss:
Pretax loss from continuing operations	$(27,569)	$(35,510)	$(36,839)	$(22,348)	$(14,194)	$(11,866)
Fixed charges (from below)	27	32	32	21	18	16

Total loss	$(27,542)	$(35,478)	$(36,807)	$(22,327)	$(14,176)	$(11,850)

Fixed charges:
Estimated interest portion of rent expenses	$27	$32	$32	$21	$18	$16

Total fixed charges	$27	$32	$32	$21	$18	$16

Coverage deficiency	$(27,569)	$(35,510)	$(36,839)	$(22,348)	$(14,194)	$(11,866)